UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 6

MTS MEDICATION TECHNOLOGIES, INC.

(Name of the Issuer)

MTS MEDICATION TECHNOLOGIES, INC.

MEDPAK HOLDINGS, INC.

EXCELLERE PARTNERS, LLC

EXCELLERE CAPITAL FUND, L.P.

TODD E. SIEGEL

MICHAEL P. CONROY

MICHAEL D. STEVENSON

PETER A. WILLIAMS

RON ROSENBAUM

JADE PARTNERS

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

553773102

(CUSIP Number of Class of Securities)

MedPak Holdings, Inc. Excellere Partners, LLC Excellere Capital Fund, L.P. c/o Excellere Partners, LLC 100 Fillmore Place, Suite 300 Denver, Colorado 80206 (303) 765-2400	Todd E. Siegel Jade Partners MTS Medication Technologies, Inc. c/o MTS Medication Technologies, Inc. 2003 Gandy Boulevard North St. Petersburg, Florida 33702 (727) 576-6311	Michael P. Conroy Michael D. Stevenson Peter A. Williams Ron Rosenbaum c/o MTS Medication Technologies, Inc. 2003 Gandy Boulevard North St. Petersburg, Florida 33702 (727) 576-6311

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

George A. Hagerty, Esq.	Robert J. Grammig, Esq.	Darrell C. Smith, Esq.
Hogan & Hartson LLP	Holland & Knight, LLP	Shumaker, Loop & Kendrick, LLP
One Tabor Center, Suite 1500	100 North Tampa Street	101 E. Kennedy Boulevard
1200 Seventeenth Street	Suite 4100	Suite 2800
Denver, Colorado 80202	Tampa, Florida 33602-3644	Tampa, Florida 33602
(303) 899-7300	(813) 227-8500	(813) 229-7600

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$38,855,634	$2,168

*	For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (I) 6,555,465 shares of common stock (including restricted stock obligations) that are proposed to be acquired in the merger and (II) the merger consideration of $5.75 in cash per share of common stock, plus (y) $1,161,710 expected to be paid to holders of options to purchase common stock with an exercise price of less than $5.75 per share in exchange for cancellation of such options, ((x) and (y) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by .00005580.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,168

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Persons: MTS Medication Technologies, Inc.

Date Filed: September 9, 2009

TABLE OF CONTENTS

Item 15. Additional Information

Item 16. Exhibits

SIGNATURE

EXHIBIT INDEX

Introduction

This Amendment No. 6 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) MTS Medication Technologies, Inc., a Delaware corporation (“MTS” or the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (2) MedPak Holdings, Inc. (“Parent”), a Delaware corporation, (3) Excellere Partners, LLC, a Delaware limited liability company (“Excellere Partners”), (4) Excellere Capital Fund, L.P., a Delaware limited partnership (“Excellere Capital Fund”), (5) Todd E. Siegel, President and Chief Executive Officer of MTS, (6) Michael P. Conroy, Chief Financial Officer, Vice President and Corporate Secretary of MTS, (7) Michael D. Stevenson, Chief Operating Officer of MTS, (8) Peter A. Williams, Managing Director of MTS Medication Technologies, Ltd., (9) Ron Rosenbaum, Vice President of Technology of MTS and (10) Jade Partners, a Florida general partnership (each a “Filing Person” and collectively the “Filing Persons”).

On August 7, 2009, MTS, Parent and MedPak Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Parent, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub merged with and into MTS with MTS continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), effective as of December 22, 2009.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

Item 15.	Additional Information

Regulation M-A Item 1011

Item 15. (b) is hereby amended and supplemented as follows:

On December 18, 2009, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve the Merger Agreement.

On December 22, 2009, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into MTS, with MTS continuing as the surviving corporation. As a result of the Merger, MTS became a wholly-owned subsidiary of Parent. At the effective time of the Merger: (i) each outstanding share of common stock of MTS (other than shares held in treasury, shares owned by subsidiaries of the Company, Parent or Merger Sub and shares held by stockholders who perfected appraisal rights in accordance with Delaware law) was automatically converted into the right to receive $5.75 in cash, without interest, and (ii) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the registration of the Company’s common stock under the Exchange Act will be terminated upon application to the SEC and the Company’s common stock will no longer be listed on any quotation system or exchange, including the NASDAQ Global Capital Market.

Item 16.	Exhibits

Regulation M-A Item 1016

Item 16 is amended and supplemented by the addition of the following exhibit thereto:

(a)(3) Press release, dated December 22, 2009, incorporated herein by reference to Exhibit 99.1 of the current report on Form 8-K filed by MTS with the SEC on December 22, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 22, 2009

/s/ MICHAEL D. STEVENSON
Michael D. Stevenson

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 22, 2009	MTS MEDICATION TECHNOLOGIES, INC.

	By:	/s/ TODD E. SIEGEL
	Name:	Todd E. Siegel
	Title:	Chief Executive Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 22, 2009	JADE PARTNERS

	By:	/s/ TODD E. SIEGEL
	Name:	Todd E. Siegel
	Title:	Managing Partner

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 22, 2009

/s/ TODD E. SIEGEL
Todd E. Siegel

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 22, 2009

/s/ MICHAEL P. CONROY
Michael P. Conroy

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 22, 2009

/s/ PETER A. WILLIAMS
Peter A. Williams

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 22, 2009

/s/ RON ROSENBAUM
Ron Rosenbaum

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 22, 2009	MEDPAK HOLDINGS, INC.

	By:	/s/ ROBERT A. MARTIN
	Name:	Robert A. Martin
	Title:	Chairperson

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 22, 2009	EXCELLERE PARTNERS, LLC

	By:	/s/ ROBERT A. MARTIN
	Name:	Robert A. Martin
	Title:	Managing Member

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 22, 2009	EXCELLERE CAPITAL FUND, L.P.

	By:	EXCELLERE PARTNERS, LLC
	Its:	General Partner

	By:	/s/ ROBERT A. MARTIN
	Name:	Robert A. Martin
	Title:	Managing Member

EXHIBIT INDEX

(a)(1) Definitive Proxy Statement filed with the Securities and Exchange Commission on November 18, 2009 (the “Proxy Statement”).

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(3) Press Release, dated December 22, 2009.*

(b)(1) Commitment Letter, dated as of August 7, 2009, by and among Siemens Financial Services, Inc. and Excellere Capital Management, LLC.**

(b)(2) Commitment Letter, dated as of August 7, 2009, by and between U.S. Bank National Association and Excellere Capital Management, LLC.**

(b)(3) Term Sheet for Senior Secured Credit Facilities, dated August 7, 2009.***

(c)(1) Opinion of JMP Securities LLC, attached as Annex B to the Proxy Statement.

(c)(2) Presentation materials, dated August 7, 2009, prepared by JMP Securities LLC, for the Special Committee of the Board of Directors of MTS Medication Technologies, Inc.**

(c)(3) Presentation materials, dated August 2009, prepared by Raymond James & Associates, Inc., for the Board of Directors of MTS Medication Technologies, Inc.**

(c)(4) Presentation materials, dated June 2009, prepared by Raymond James & Associates, Inc., for the Board of Directors of MTS Medication Technologies, Inc.**

(d)(1) Agreement and Plan of Merger, dated as of August 7, 2009, by and among MTS Medication Technologies, Inc., MedPak Holdings, Inc. and MedPak Merger Sub, Inc., attached as Annex A to the Proxy Statement.****

(d)(2) Voting Agreement, dated as of August 7, 2009, by and among MedPak Holdings, Inc., Todd E. Siegel, Jade Partners, Michael P. Conroy, Michael D. Stevenson, Peter A. Williams, and Ron Rosenbaum.****

(d)(3) Contribution and Rollover Agreement, dated as of August 7, 2009, by and among MedPak Holdings, Inc., Jade Partners, Michael D. Stevenson, Peter A. Williams, and Ron Rosenbaum.****

(f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

(g) None.

*	Incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by MTS with the Securities and Exchange Commission on December 22, 2009.
**	Filed as an Exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on September 9, 2009.
***	Filed as an Exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on October 7, 2009.
****	Incorporated by reference to the statement on Schedule 13D/A, dated August 7, 2009, and filed by the Filing Persons with the Securities and Exchange Commission on August 17, 2009.